EXHIBT 3.1

AMENDMENT TO ARTICLES OF INCORPORATION

The Board of Directors of MainStreet Bancshares, Inc. (the “Company”) has duly adopted the following resolution amending Article III.1. of the Articles of Incorporation:

RESOLVED, that having determined that an increase in the authorized Common Stock to 15,000,000 shares is in the best interest of the Company and its shareholders, and subject to consideration by and approval of the Company’s shareholders, Article III.1. be amended to read as follows:

1.         Number. The aggregate number of shares of stock which the Corporation shall have the authority to issue, and the par value per share, is as follows:

Class	Number of Shares	Par Value
Common Stock	15,000,000	$4.00
Preferred Stock	2,000,000	$1.00